United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

February 2, 2026

Date of Report (Date of earliest event reported)

DT CLOUD STAR ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42167	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Office 51, 10 Fl, 31 Hudson Yards New York, NY	10001
(Address of Principal Executive Offices)	(Zip Code)

(+1) (718) 865-2000

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, $0.0001 par value per share, and one Right	DTSQU	The Nasdaq Stock Market LLC
Ordinary Shares	DTSQ	The Nasdaq Stock Market LLC
Rights, each entitling the holder to receive one-ninth (1/9) of one Ordinary Share	DTSQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The Business Combination Agreement

On February 2, 2026, DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“DTCS” or “Parent”), entered into a business combination agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “BCA”) with DTSQ Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Purchaser”), DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”, together with the Company and Purchaser, the “Parent Parties”), and PrimeGen US, Inc., a Delaware corporation (the “Company”).

Pursuant to the BCA, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the BCA (the “Closing”), (i) the Parent shall merge with and into the Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger; and (ii) at least one business day subsequent to the consummation of the Redomestication Merger, Merger Sub shall merge with and into the Company (the “Acquisition Merger” and together with the Redomestication Merger, the “Mergers”), with the Company surviving the Acquisition Merger (the “Surviving Corporation”).

Treatment of DTCS Securities

Pursuant to the BCA, (a) at the effective time of Redomestication Merger (the “Redomestication Merger Effective Time”), (i) all the issued and outstanding units of Parent (the “Parent Units”) immediately prior to the Redomestication Merger Effective Time will separate into their individual components of the ordinary share of Parent (the “Parent Ordinary Share”) and the rights of Parent (the “Parent Rights”) and will cease separate existence and trading, and (ii) each issued and outstanding Parent Right immediately prior to the Redomestication Merger Effective Time shall be converted into one right of the Purchaser to receive one-ninth (1/9) of one share of Class A common stock of the Purchaser (the “Purchaser Class A Common Stock”); (b) at the Redomestication Merger Effective Time, each issued and outstanding Parent Ordinary Share, other than certain excluded shares and dissenting shares, immediately prior to the Redomestication Merger Effective Time shall be converted automatically into one share of Purchaser Class A Common Stock; and (c) at the Redomestication Merger Effective Time, Purchaser shall issue warrants to purchase a total of an additional 1,931,900 shares of Purchaser Class A Common Stock (the “Non-Redemption Warrants”) to (x) those Parent public shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their Parent Ordinary Shares in the redemption and (y) all other holders of Parent Ordinary Shares immediately prior to the Redomestication Merger (including, without limitation, the sponsor of the Parent (the “Sponsor”), other insiders and holders of other Parent Ordinary Shares that are not public Parent Ordinary Shares) (each, an “Eligible Warrant Recipient”).

Merger Consideration

Pursuant to the BCA, at the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), the Purchaser shall issue and deliver to the stockholders of the Company an aggregate number of Purchaser Class A Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of Class A common stock of the Company (the “Company Class A Common Stock”), on an as-exercised basis, under the outstanding warrants of Company (the “Company Warrant”) multiplied by (ii) the redemption price less the applicable exercise price of such Company Warrant and less (c) (i) the aggregate number of shares of Company Class A Common Stock, on an as-exercised basis, under the options of the Company (the “Company Stock Option”) multiplied by (ii) the redemption price less the applicable exercise price of such Company Stock Option (the resulting amount, the “Purchase Price”), with each share of common stock of the Purchaser (the “Purchaser Common Stock”) valued at the redemption price, and with each Company stockholder receiving its pro rata share of the resulting “Merger Consideration” which such number of shares shall be determined by dividing the purchase price by the redemption price. The holders of Company Class A Common Stock shall receive Merger Consideration in the form of Purchaser Class A Common Stock; and holders of Class B common stock of the Company (the “Company Class B Common Stock”) shall receive Merger Consideration in the form of Class B common stock (the “Purchaser Class B Common Stock”).

Representations and Warranties

The BCA contains a number of customary representations and warranties made by each of DTCS, the Purchaser, the Merger Sub and the Company as of the date of the BCA and as of closing, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined in the BCA), knowledge and other qualifications contained in the BCA or in information provided pursuant to certain disclosure schedules to the BCA.

In the BCA, the Parent Parties made certain representations and warranties relating to, among other things, (a) their organization and good standing; (b) authorization, execution and enforceability of the BCA and related documents; (c) governmental approvals; (d) absence of conflicts with organizational documents, applicable law or material contracts; (e) capitalization; (f) the accuracy of Parent’s SEC filings and financial statements; (g) the absence of certain changes; (h) compliance with applicable laws; (i) actions, orders and permits; (j) tax matters; (k) the absence of employees or employee benefit plans; (l) the absence of material properties; (m) material contracts; (n) transactions with affiliates; (o) Purchaser and Merger Sub activities; (p) Parent’s status under the Investment Company Act; (q) finders’ and brokers’ fees; (r) the valid issuance of the Purchaser securities constituting the Merger Consideration; (s) compliance with anti‑corruption, sanctions and anti‑money‑laundering laws; (t) Parent’s trust account; (u) the Parent Parties’ independent investigation; and (v) the disclaimer of any other representations and warranties.

In the BCA, the Company made certain representations and warranties relating to, among other things, (a) its organization and good standing; (b) the authorization, execution and enforceability of the BCA and related documents; (c) its capitalization; (d) the absence of subsidiaries; (e) governmental approvals; (f) the absence of conflicts with its organizational documents, applicable laws, and material contracts; (g) financial statements; (h) the absence of certain changes; (i) compliance with laws; (j) compliance with healthcare laws; (k) permits; (l) litigation; (m) material contracts’ (n) intellectual property; (o) tax matters; (p) real property; (q) personal property; (r) title to and sufficiency of assets; (s) employee matters; (t) benefit plans; (u) transactions with related persons; (v) insurance; (w) books and records; (x) certain business practices; (y) Investment Company Act; (z) finders and brokers’ fee; (aa) the independent investigation.

No Survival

All representations and warranties of the parties contained in the BCA terminate at, and do not survive, the Closing and no claim for indemnification or breach of contract may be made with respect thereto. The covenants and agreements made by the parties in the BCA or in any certificate or instrument delivered pursuant to the BCA, do not survive the Closing, except for those covenants and agreements that by their terms apply or are contemplated to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed).

Covenants

The BCA includes customary covenants of the parties with respect to the operation of their respective businesses prior to the Closing and efforts to satisfy conditions to the consummation of the Mergers. The BCA also contains additional covenants of the parties, including, among others,

(a)	covenants requiring each of the Parent Parties not to amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

(b)	covenants requiring each of the Parent Parties not to authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of securities of Parent (the “Parent Securities”) issuable upon conversion or exchange of outstanding Parent Securities in accordance with their terms, or engage in any hedging transaction with a third Person with respect to such securities;

(c)	covenants requiring each of the Parent Parties not to split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(d)	covenants requiring each of the Parent Parties not to incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) not referenced in the BCA;

(e)	covenants requiring each of the Parent Parties not to make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

(f)	covenants requiring each of the Parent Parties not to amend, waive or otherwise change the Trust Agreement in any manner adverse to the Parent;

(g)	covenants requiring each of the Parent Parties not to terminate, waive or assign any material right under any parent material contract;

(h)	covenants requiring each of the Parent Parties not to fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(i)	covenants requiring each of the Parent Parties not to establish any subsidiary or enter into any new line of business;

(j)	covenants requiring each of the Parent Parties not to fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(k)	covenants requiring each of the Parent Parties not to revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Parent’s outside auditors;

(l)	covenants requiring each of the Parent Parties not to waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the BCA or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Parent or its subsidiary) not in excess of $100,000 individually or $250,000 in the aggregate, or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in the Parent Financials;

(m)	covenants requiring each of the Parent Parties not to acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(n)	covenants requiring each of the Parent Parties not to make capital expenditures in excess of $2.5 million individually for any project (or set of related projects) or $10 million in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

(o)	covenants requiring each of the Parent Parties not to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers or as otherwise required by its organizational documents);

(p)	covenants requiring each of the Parent Parties not to voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $100,000 in the aggregate (excluding the incurrence of any expenses), pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business consistent with past practice or in accordance with the terms of the BCA during the Interim Period;

(q)	covenants requiring each of the Parent Parties not to sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(r)	covenants requiring each of the Parent Parties not to except for the ancillary documents, enter into any agreement, understanding or arrangement with respect to the voting of securities of the Parent;

(s)	covenants requiring each of the Parent Parties not to take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the BCA; or

(t)	covenants requiring each of the Parent Parties not to authorize or agree to do any of the foregoing actions;

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things, (a) receipt of the required approvals by the shareholders of Purchaser and the Company; (b) expiry or termination of any waiting period applicable to the consummation of the BCA under any Antitrust Laws; (c) any requisite consents being obtained; (d) the absence of adverse law or order; (e) appointment of the board of Purchaser in accordance with the BCA; (f) declaration of the registration statement being effective by the Securities and Exchange Commission (“SEC”); (g) Nasdaq listing approval for Purchaser Class A Common Stock issued as Merger Consideration being obtained.

In addition, unless waived by the Company, the obligations of Purchaser to consummate the Mergers are subject to certain additional conditions, including, among other things, (a) accuracy of the respective representations and warranties of the Parent Parties; (b) each Parent Party’s performance of its obligations, agreements and covenants under the BCA; (c) no material adverse effect in respect to the Company; and (d) continued listing status and compliance on the Nasdaq capital market.

The Closing will occur at least one business day after the Redomestication Merger by the exchange of signed documentation on a date no later than three (3) business days after the satisfaction or waiver of all the conditions set forth in the BCA that are required to be satisfied prior to the date of Closing, or at such place or by such other means and time as the Company and the Parent Parties may mutually agree upon (such date, the “Closing Date”).

Termination

In addition to termination by mutual written consent of Purchaser and the Company, the BCA may be terminated at any time prior to the Closing by either DTCS or the Company if the Closing does not occur by October 26, 2026 (the “Outside Date”).

The BCA may also be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

(a) by mutual written consent of the Parent and the Company;

(b) by either the Parent or the Company if the conditions to the Closing are not satisfied or waived by the Outside Date (October 26, 2026), subject to a possible three‑month extension if mutually agreed and if the Parent has obtained the required shareholder approval; provided that a party may not terminate if its own breach caused the failure to close;

(c) by either party if a governmental authority issues a final, non‑appealable order permanently prohibiting the transaction, except where such order resulted from that party’s breach;

(d) by the Company if the Parent materially breaches the BCA or if the Parent’s representations or warranties become inaccurate in a manner that would cause certain Closing conditions to fail, and such breach or inaccuracy is not curable or remains uncured within the applicable cure period; provided the Company is not then in material uncured breach;

(e) by the Parent if the Company materially breaches the Agreement (including breaches resulting in a Company Material Adverse Effect) or if the Company’s representations or warranties become materially inaccurate in a manner that would cause certain Closing conditions to fail, and such breach or inaccuracy is not curable or remains uncured within the applicable cure period; provided the Parent is not then in material uncured breach;

(f) by the Parent if the Company suffers a material adverse effect that remains uncured for 20 business days after notice;

(g) by either party if the Parent shareholder meeting has been held and the Parent’s shareholders fail to approve the transaction;

(h) by the Parent if the Company fails to obtain the required Company stockholder approval;

(i) by the Parent if all conditions to Parent’s obligations (other than those to be satisfied at Closing) have been satisfied or waived, the Parent has confirmed it is ready and willing to close, and the Company does not consummate the Closing within 10 business days after notice; or

(j) by the Company if all conditions to the Company’s obligations (other than those to be satisfied at Closing) have been satisfied or waived, the Company has confirmed it is ready and willing to close, and the Parent does not consummate the Closing within 10 business days after notice.

Related Agreements

Company Support Agreement

Contemporaneously with the execution of, and as a condition and an inducement to the Parent Parties and the Company entering into this Agreement, each Company stockholder who (i) is a director or Stem Med Scientific, Inc. or (ii) owns ten percent (10%) or more of the issued and outstanding shares of the Company (the “Significant Company Holder”) entered into and delivered the Company Support Agreement pursuant to which each such Significant Company Holder has agreed to vote in favor of the BCA and the Acquisition Merger and the other transactions contemplated thereby.

Insider Support Agreement

Contemporaneously with the execution of, and as a condition and an inducement to Parent Parties and the Company entering into the BCA, the sponsor of the Parent (the “Sponsor”) and, if any, each director and officer of Parent who holds Parent Ordinary Shares (collectively, “Insiders”) entered into and delivered the Insider Support Agreement, substantially in the form set out in the BCA (the “Insider Support Agreement”), pursuant to which each Insider has agreed (i) not to transfer or redeem any Parent Ordinary Shares held by it in accordance with the Insider Letter Agreements (the “Insider Letter Agreements”) dated July 24, 2024 entered by and between the Parent and the Sponsor and (ii) to vote in favor of the BCA and the Mergers at the Parent shareholders meeting in accordance with the Insider Letter Agreements.

Lock-up Agreement

As soon as reasonably practicable after the Acquisition Merger Effective Time, the Sponsor, and certain Company stockholders and each director and officer of the Company who holds Company Common Stock shall deliver duly executed lock-up agreements (the “Lock-up Agreements”).

The form of Lock‑up Agreement provides that, beginning at the effective time of the business combination, the holder may not sell, transfer, pledge, hedge, short sell, or otherwise dispose of any of its shares, nor enter into any arrangement that transfers the economic risk or benefit of owning such shares, nor publicly announce any intention to do so. To enforce these restrictions, the Purchaser will place a stop order on the restricted shares and instruct its transfer agent not to process any attempted transfers during the restricted period.

The restricted period begins at the effective time of the transaction and ends on the earlier of (i) 180 days after the Closing Date, or (ii) the date after Closing on which the Purchaser completes a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

The shares will be released from these restrictions earlier if any of the following occur (a) the Purchaser’s stock trades at or above $12.00 per share (as adjusted for stock splits and similar changes) for at least 20 trading days within any 30‑trading‑day period beginning no earlier than 90 days after the closing date; (b) the Purchaser undergoes a change in control, including a sale of substantially all assets, a transaction resulting in a new party acquiring majority voting power, or a merger or similar transaction after which the pre‑transaction shareholders can no longer elect a majority of the board; or (c) the Purchaser completes, after closing, a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

Registration Rights Agreement

At the Closing, the Purchaser will enter into a registration rights agreement, in the form set out in the BCA (the “Registration Rights Agreement”), providing for registration rights substantially similar to the registration rights granted to the Sponsor in connection with the Parent’s initial public offering, with certain Company stockholders. The Registration Rights Agreement also shall cover all of the shares of Purchaser Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor.

Non-Redemption Warrants

At the Redomestication Merger Effective Time, Purchaser shall issue Non-Redemption Warrants to purchase a total of an additional 1,931,900 shares of Purchaser Class A Common Stock to (x) those public shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their Parent Ordinary Shares at the redemption and (y) all other holders of Parent Ordinary Shares as of a time immediately prior to the Redomestication Merger. The Non-Redemption Warrants shall (a) have an exercise price of $2.00 per share of Purchaser Class A Common Stock, and (b) shall be exercisable starting on the six month anniversary of the Closing date and for a period of two years thereafter. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Pubco Non-Redemption Warrants determined by the following formula:

# of Pubco Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900)

The foregoing description of the Non-Redemption Warrants, Company Support Agreement, Insider Support Agreement, Lock-up Agreement and Registration Rights Agreement are filed with the Current Report on Form 8-K as Exhibits 4.1, 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference, and the foregoing descriptions of the Non-Redemption Warrants, Company Support Agreement, Insider Support Agreement, Lock-up Agreement and Registration Rights Agreement are qualified in their entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The Company and DTCS have prepared a presentation that will be used by the parties in making presentations with respect to, among other things, the Business Combination. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is a copy of the presentation.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination among DTCS, Purchaser, Merger Sub and the Company (the “Business Combination”), including without limitation statements regarding the anticipated benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, the implied enterprise value, future financial condition and performance of the combined company after the Closing and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination, the level of redemptions of DTCS’s public shareholders and the products and markets and expected future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DTCS’s securities; (ii) the risk that the proposed Business Combination may not be completed by DTCS’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the BCA by the shareholders of DTCS, the satisfaction of the closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; (v) redemptions exceeding anticipated levels; (vi) the failure to meet Nasdaq initial listing standards in connection with the consummation of the proposed Business Combination; (vii) the effect of the announcement or pendency of the proposed Business Combination on the Company’s business relationships, operating results, and business generally; (viii) risks that the proposed Business Combination disrupts current plans and operations of the Company and the Purchaser; (ix) the outcome of any legal proceedings that may be instituted against DTCS, Purchaser, Merger Sub or the Company related to the BCA or the proposed Business Combination; (x) changes in the markets in which the Company competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) the risk that Purchaser and the Company may not be able to execute their growth strategies; (xiii) risks related to supply chain disruptions; (xiv) the risk that Purchaser may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Business Combination and the failure to realize anticipated benefits of the proposed Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholders redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth economically and hire and retain key employees; (xvii) inability to achieve successful results or to obtain licensing of third-party intellectual property rights for future discovery and development of the Company’s projects; (xviii) failure to commercialize products and achieve market acceptance of such products; (xix) the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Purchaser, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s business; (xxii) risks associated with intellectual property protection; (xxiii) the risk that the Company is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in DTCS’s and Purchaser’s filings with the SEC and that will be contained in the Registration Statement on Form S-4 (the “Registration Statement”) relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and the amendments thereto, and other documents to be filed by DTCS and Purchaser from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Purchaser and DTCS may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. None of Purchaser, the Company, the Merger Sub or DTCS gives any assurance that Purchaser, the Company, the Merger Sub or DTCS will achieve expectations. These forward-looking statements should not be relied upon as representing Purchaser’s, DTCS’s, the Company’s or the Merger Sub’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the BCA and the Business Combination, Purchaser intends to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement of DTCS and a prospectus for the registration of Purchaser securities in connection with the Business Combination.

THE PARTIES URGE THEIR INVESTORS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN EACH CASE WHEN FILED WITH THE SEC AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT DTCS, PURCHASER, MERGER SUB, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of DTCS as of the record date in the future to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of DTCS and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with DTCS’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Business Combination, because they will contain important information about DTCS, Purchaser, Merger Sub, the Company and the Business Combination . Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: DT Cloud Star Acquisition Corp, Office 51, 10 Fl, 31 Hudson Yards, New York, NY, telephone: +1 (718) 865-2000. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in the Solicitation

DTCS, Purchaser, Merger Sub, the Company, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of DTCS’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of DTCS, Purchaser, Merger Sub and the Company in the registration statement on Form S-4 to be filed with the SEC by Purchaser, which will include the proxy statement of DTCS for the Business Combination. Information about DTCS’s directors and executive officers is also available in DTCS’s filings with the SEC.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1*	Business Combination Agreement, dated February 2, 2026, by and among DT Cloud Star Acquisition Corporation, DTSQ Purchaser Inc., DTSQ Merger Sub Inc., and PrimeGen US, Inc.

4.1	Form of Non-Redemption Warrant.

10.1	Form of Company Support Agreement, dated February 2, 2026, by and among each Significant Company Holder.

10.2	Form of Insider Support Agreement , dated February 2, 2026, by and among the Sponsor and the Insiders.

10.3	Form of Lock-up Agreement.

10.4	Form of Registration Rights Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). SPAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 6, 2026

DT CLOUD STAR ACQUISITION CORPORATION

By:	/s/ Sam Zheng Sun
Name:	Sam Zheng Sun
Title:	Chief Executive Officer